Exhibit 99.1

Caledonia Mining Corporation Plc

24 February 2017

Change of registered address

Caledonia Mining Corporation Plc announces that it has changed its registered office to 3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF with effect from 23 February 2017.

For further information please contact:
Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751
Maurice Mason Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF
info@caledoniamining.com  |  | www.caledoniamining.com